iFresh Inc.

2-39 54th Avenue

Long Island City, New York 10016

July [17], 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley, Staff Attorney

Jacqueline Kaufman, Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	iFresh Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 7, 2019
File No. 001-38013

Dear Ms. Bagley and Ms. Kaufman,

This letter is being submitted by iFresh Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated June 27, 2019 regarding the Company’s preliminary proxy statement on Schedule 14A submitted to the SEC on June 7, 2019. We are submitting this letter together with the revised draft of the proxy statement (the “Proxy Statement”), which includes changes that reflect responses to the Staff’s comments.

Preliminary Proxy Statement on Schedule 14A filed June 7, 2019

Opinion of Benchmark to the Board of Directors of IFMK, page 78

1.	We note your disclosure that your board engaged The Benchmark Company, LLC to act as its financial advisor in connection with the Acquisition and Spin-off, and that Benchmark provided written opinions regarding the fairness of the consideration to be paid by the Company in connection with the Acquisition and the consideration to be received by the Company in connection with the Spin-off. In this regard, please disclose any fees paid to Benchmark for its fairness opinions, projections given to Benchmark in relation to the fairness opinions, and whether Benchmark gave consent for the use of it fairness opinions in your proxy statement.

Response: Pursuant to our engagement letters with Benchmark, we will pay a cash fee of $60,000 to Benchmark for the fairness opinion regarding the Acquisition, and a cash fee of $90,000 for the fairness opinion regarding the Spin-off. We have provided Benchmark with a financial model of NYX with projected income statements for the fiscal years 2020-2022 (ending March 31st of each respective year). Upon filing of the Proxy Statement on June 7, 2019, we have obtained consent from Benchmark for the use of its fairness opinions in the Proxy Statement.

Interests of IFMK's Directors and Officers in the Acquisition, page 82

2.

We note your disclosure that, "[b]esides the equity ownership of IFMK . . . the directors and executive officers of the Company do not have interests different than the other stockholders of IFMK" in the Acquisition and Spin-off proposals. Please enhance your discussion to describe the interests of your Chief Executive Officer, Long Deng, considering your disclosure elsewhere that the Purchase Agreement provides for the sale of 100% of the equity interest in your operating subsidiary to Go Fresh 365, Inc., an entity solely owned by Mr. Deng, and that Mr. Deng shall resign immediately following the closing of the Acquisition.

Response: In response to the Staff’s comment, we have revised the disclosure as follows:

As of the Record Date, the directors and executive officers of IFMK as a group owned and were entitled to vote [______] shares of the common stock of the Company, representing [_____]% of the outstanding shares of IFMK common stock on that date. IFMK expects that its directors and executive officers will vote their shares in favor of the Reverse Split Proposal, the Capital Increase Proposal, the Election of Directors Proposal, the Name Change Proposal, the Spin-off Proposal and the Acquisition Proposal~~, but none of the Company’s directors or executive officers has entered into any agreement obligating any of them to do so~~. On June 7, 2019, we and NYM Holding, Inc., entered into a Purchase Agreement with Go Fresh 365 Inc., solely owned by Mr. Long Deng, IFMK’s Chief Executive Officer. The Purchase Agreement provides for the sale of 100% of the equity interest in NYM to GO Fresh 365 Inc. for cash consideration of $9.1 million. The transactions contemplated by the Purchase Agreement are a condition to the closing of the Acquisition and would take place contemporaneously with the closing of the Acquisition.

General

3.	Please update your financial statements to comply with Items 14(b)(9), (10), and (11) of Schedule 14A. In this regard, please include interim financial statements for Xiaotai International Investment Inc., and pro forma financial statements, as of and for the period ending March 31, 2019.

Response: In response to Staff’s comment, we have included interim financial statements for Xiaotai International Investment Inc., and pro forma financial statements, as of and for the period ending March 31, 2019.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to [sabrina@ifreshmarket.com], or by telephone at [7186286200].

Very truly yours,

/s/ Long Deng

Long Deng

CEO

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